================================================================================
SEC        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (2-   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
98)        DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================

                                                       -------------------------
                                                            OMB APPROVAL
                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 2002
                                                       Estimated average burden
                                                       hours per response...14.9
                                                       -------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                                 DREAMLIFE, INC.
                              (FORMERLY GHS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    379333107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                FRANK M. ADUBATO
               365 SOUTH ST., MORRISTOWN, NJ 07960 (973) 540-1250
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      379333107

--------------------------------------------------------------------------------
              1.      Names of Reporting Persons. I.R.S. Identification Nos. of
                      above persons (entities only).
                      Frank M. Adubato
--------------------------------------------------------------------------------
              2.      Check the Appropriate Box if a Member of a Group (See
                      Instructions)
                      (a)
                      (b)
--------------------------------------------------------------------------------
              3.      SEC Use Only
--------------------------------------------------------------------------------
              4.      Source of Funds (See Instructions)        O.O.
--------------------------------------------------------------------------------
              5.      Check if Disclosure of Legal Proceedings Is Required
                      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              6.      Citizenship or Place of Organization      New Jersey
--------------------------------------------------------------------------------
Number of     7.      Sole Voting Power                         3,256,291
Shares       -------------------------------------------------------------------
Beneficially  8.      Shared Voting Power                       0
Owned by     -------------------------------------------------------------------
Each          9.      Sole Dispositive Power                    3,256,291
Reporting    -------------------------------------------------------------------
Person With   10.     Shared Dispositive Power                  0
             -------------------------------------------------------------------
              11.     Aggregate Amount Beneficially Owned by Each Reporting
                      Person                                         3,256,291
--------------------------------------------------------------------------------
              12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)  [ ]
--------------------------------------------------------------------------------
              13.     Percent of Class Represented by Amount in
                      Row (11)                                       5.8%
--------------------------------------------------------------------------------
              14.     Type of Reporting Person (See Instructions)
                      IN
--------------------------------------------------------------------------------

================================================================================
ITEM 1.         SECURITY AND ISSUER

                This statement relates to the Common Stock, $.01 par value ("Common Stock") of dreamlife, inc. ("dreamlife"). The principal executive offices of dreamlife are presently located at 425 West 15th Street, New York, New York 10011.


ITEM 2.         IDENTITY AND BACKGROUND

                This statement relates to the Schedule 13D filed July 26, 2001 jointly by Discovery Toys, LLC ("DTLLC"), a New Jersey limited liability company, Anthony R. Calandra, Frank M. Adubato, Frank
                M. Calabrese, James Liati and William H. Taylor. An amendment to such statement is being filed concurrently herewith to report the transfer by DTLLC of all of the shares of dreamlife stock owned by it to, or as directed by, its beneficial owners.

                The statement is filed by individually by Frank M. Adubato. Each of the other parties to the joint filing is also filing an individual Schedule 13D.

                On July 18, 2001, DTLLC acquired 17,212,058 shares of common stock of dreamlife. The beneficial owners of DTLLC and the percentages which they own are: DT Investors, LLC ("DT Investors") (95%) and Mr. Julius Koppelman (5%). The beneficial owners of DT Investors and the percentages which they own are:
                Anthony R. Calandra (20%), James Liati (20%), Frank M. Calabrese (20%), Frank M. Adubato (20%) and William Taylor (20%). On August 20, 2001, DTLLC distributed the shares of dreamlife common stock acquired to, or as directed by, the beneficial owners thereof.

                The business address for the Reporting Person at 365 South St., Morristown, New Jersey 07960.

                The Reporting Person is Executive Vice President of McGuggan, LLC, 365 South Street, Morristown, NJ 07960.

                During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                The Reporting Person is a US citizen.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                On July 18, 2001, dreamlife acquired all the issued and outstanding common stock of Discovery Toys from the shareholders of Discovery Toys in exchange for the issuance of 33,772,143 shares of dreamlife Common Stock. DTLLC, as owner of 216,216 shares of Discovery Toys common stock, received 17,212,058 shares of dreamlife Common Stock and, on August 20, 2001, distributed such shares to, or as directed by, the beneficial owners thereof. As a result, the Reporting Person received direct ownership interest of 3,256,291 shares of dreamlife Common Stock.

ITEM 4.         PURPOSE OF TRANSACTION

                The purpose of the transaction between dreamlife and Discovery Toys was to reorganize Discovery Toys into a public company, afford it greater access to the capital markets and grow its business through ultimate affiliation with other direct sales merchandisers.

                Other than the changes in the Bylaws of dreamlife incidental to the transaction described in Item 3 above and the changes in dreamlife's business described in the dreamlife's Form 10-Q for the quarter ended March 31, 2001, the Reporting Person has no plans of the type required to be described under Item 4 of
                Schedule 13D.

                The change in the business strategy of dreamlife is to focus on utilizing its website to provide education, inspiration and training tools for the sales forces of direct selling companies.

                The change in the Bylaws incidental to the transaction described in Item 3 above includes arrangements concerning the nomination of individuals to serve as directors of dreamlife and the election of directors as described in Item 6.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

                As of August 20, 2001, the Reporting Person had an interest in the Securities of the Issuer as follows:

                No. of Shares: 3,256,291

                Voting Power: Sole

                Disposition Power: Sole

                Aggregate Percentage Beneficially Owned*: 5.8%

                *Based upon 56,132,098 shares of Common Stock outstanding.

                During the past sixty (60) days, the Reporting Person has not engaged in any transactions of the Issuer's securities, other than the acquisition of shares by DTLLC, of which the Reporting Person had an indirect beneficial ownership interest.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                Under the terms of the Bylaws, the number of the members of the Board of Directors of dreamlife shall be fixed at 9 members. The Directors shall consist of 4 dreamlife Directors (including Peter Lund who shall act as Chairman and Anthony Robbins who shall act as Vice Chairman) and 4 Discovery Toys Directors (including Julius Koppelman who shall act as Vice Chairman). The vacancy on the Board of Directors shall subsequently be filled by the Board of Directors, upon the recommendation of the Discovery Toys Directors subject to the approval of the dreamlife Directors. If any dreamlife Director or Discovery Toys Director is unable to serve or, once having commenced to serve, is removed or withdraws from the Board of Directors, the replacement of such Director will be appointed by the majority of the remaining Directors of the group to which such Director shall have been a member, or the sole remaining Director of such group if applicable.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                Item 1 below is incorporated by reference to the Form 8-K filed by dreamlife for event occurring on July 18, 2001.
                1. Amended and Restated Bylaws of dreamlife.

                                              SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                Dated:  August 31, 2001     By: s/Frank M. Adubato
                                                ------------------
                                                  Frank M. Adubato